Jiangbo Pharmaceuticals, Inc.

25 Haihe Road, Laiyang Economic Development Zone,
Laiyang City, Yantai, Shandong Province
People’s Republic of China 265200

April 9, 2010

Via Edgar
Mr. Frank Wyman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Jiangbo Pharmaceuticals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed April 10, 2009
File No. 000-53037

Dear Mr. Wyman:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”), on November 19, 2009 (the “Staff’s Letter”).  The discussion below reflects our responses to the Staff’s Letter.

Note 3―Earnings per share, page F-16

1.
Please refer to your response to prior comment seven.  Based on your earnings per share calculations, it appears that assuming conversion of the $30 million debt is dilutive and not anti-dilutive.  Refer to paragraph 95 of SFAS 128.  Please provide us with your calculation under paragraph 27 of SFAS 128 that demonstrates how this conversion is anti-dilutive.

RESPONSE:

The Company respectfully notes the Staff’s comment. The Company will revise its diluted earnings per share calculated and related disclosures for the Form 10 K for the period ended June 30, 2009 and Form 10 Q for the periods ended March 31, 2009, September 30, 2009, and December 31, 2009 as follows:

Form 10K for the period ended June 30, 2009

JIANGBO PHARMACEUTICALS, INC. AND SUBSIDIARIES
(FORMERLY GENESIS PHARMACEUTICALS ENTERPRISES, INC.)
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS  ENDED JUNE 30, 2009, 2008 AND 2007

	2009	2008	2007
		RESTATED
REVENUES:

Sales	$117,143,950	$93,982,407	$72,259,812
Sales - related parties	244,026	5,564,098	3,933,881

TOTAL REVENUE, net	117,387,976	99,546,505	76,193,693

Cost of sales	27,854,747	21,072,674	19,961,439
Cost of sales - related parties	54,519	1,433,873	1,200,091

COST OF SALES	27,909,266	22,506,547	21,161,530

GROSS PROFIT	89,478,710	77,039,958	55,032,163

RESEARCH AND DEVELOPMENT EXPENSE	4,395,000	3,235,715	11,143,830

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	35,315,529	41,593,197	25,579,361

INCOME FROM OPERATIONS	49,768,181	32,211,046	18,308,972

OTHER (INCOME) EXPENSE, NET
Non-operating expense	894,014	708,338	-

Non-operating income	(89,453)	(1,281,149)	(6,484,484)

Non-operating income - related party	(382,970)	(110,152)	(102,472)
Interest expense, net	5,904,511	3,092,183	211,616
Loss from discontinued operations	1,781,946	380,027	-

OTHER EXPENSE (INCOME), NET	8,108,048	2,789,247	(6,375,340)

INCOME BEFORE PROVISION FOR INCOME TAXES	41,660,133	29,421,799	24,684,312

PROVISION FOR INCOME TAXES	12,779,869	6,970,739	2,631,256

NET INCOME	28,880,264	22,451,060	22,053,056

OTHER COMPREHENSIVE INCOME:

Unrealized gain (loss) on marketable securities	(1,514,230)	1,347,852	-
Foreign currency translation adjustment	336,927	5,206,612	1,018,130

COMPREHENSIVE INCOME	$27,702,961	$29,005,524	$23,071,186

WEIGITED AVERAGE NUMBER OF SHARES:

Basic	10,061,326	9,164,127	7,494,740

Dilulted	14,484,830	9,900,428	7,494,740

EARNINGS (LOSS) PER SHARE:

Basic	$2.87	$2.45	$2.94

Diluted	$0.09	$(1.17)	$2.94

Note 2 - Summary of significant accounting policies

Restatement

The Company previously excluded the dilutive effect of its May 2008 convertible debentures from the diluted earnings per share calculation for the year ended June 30, 2008. The Company has revised its accounting to include the dilutive effect of   the May 2008 convertible debentures in its diluted earnings per share calculation. The interest expense and amortization expenses on the financing costs and note discounts were added back and all the unamortized financing costs and debt discounts at beginning of the period were subtracted from the 2008 diluted earnings per shares calculation.

The restatement had no effect on the Company’s consolidated financial statements as of and for the year ended June 30, 2009 and the Company’s consolidated balance sheet, consolidated statement of cash flow, and consolidated statements of shareholders’ equity as of and for the year ended June 30, 2008. The Company’s consolidated statement of income and other comprehensive income for the year ended June 30, 2008 has been restated as follows:

Diluted earnings (loss) per share
	Original	Increase (Decrease)	Restated
For the years ended June 30,2008:
Net income for basic earnings per share	$22,451,060	$—	$22,451,060
Add: interest expense	195,833	150,000	345,833
Add: financing cost amortization	71,708	52,255	123,963
Add: note discount amortization	545,359	1,954,684	2,500,043
Subtract: unamortized financing cost at beginning of the period	(349,000)	(1,691,907)	(2,040,907)
Subtract: unamortized debt discount at beginning of the period	(5,000,000)	(30,000,000)	(35,000,000)
Net income (loss) for diluted earnings per share	17,914,960	(29,534,968)	(11,620,008)
Weighted average shares used in basic computation	9,164,127	-	9,164,127
Diluted effect of stock options	87,910	(87,910)	-
Diluted effect of warrants	79,973	(79,973)	-
Diluted effect of convertible notes	405,822	330,479	736,301
Weighted average shares used in diluted computation	9,737,832	162,596	9,900,428

Earnings (loss) per share:
Basic	$2.45	$-	$2.45
Diluted	$1.84	$(3.01)	$(1.17)

Note 3 – Acquisition

On January 23, 2009, Laiyang Jiangbo entered into an asset acquisition agreement (the “Agreement”) with Shandong Traditional Chinese Medicine College (the “Medicine College”) and Shandong Hongrui Pharmaceutical Factory (“Shandong Hongrui” or “Hongrui”), a wholly-owned subsidiary of Medicine College,  pursuant to  which Laiyang Jiangbo purchased the majority of the assets owned by Hongrui, including all tangible assets, all manufacturing and office buildings, land, equipment and inventories and all rights to manufacture and distribute Hongrui’s 22 Traditional Chinese Medicines (“TCMs”), for an original contract purchase price of approximately $12 million consisting of approximately $9.6 million in cash and 643,651 shares of Jiangbo’s common stock. The $4.035 fair value of each common share was based on the weighted average trading price of the common stock of 5 days prior to the execution of the Agreement and amounted to $2,597,132. On February 10, 2009, the Agreement was amended to revise the total purchase price to approximately $11.1 million consisting of approximately $8.6 million in cash. The Company is obligated to issue 643,651 shares of Jiangbo’s stock to Medicine College within one year of the date of the execution of the Agreement. As of June 30, 2009, Laiyang Jiangbo paid approximately $8.6 million in cash in full. The 643,651 shares of Jiangbo’s common stock issuable to Medicine College in connection with the acquisition of Hongrui have been included in the accompanying consolidated balance sheet as outstanding shares.

The Company accounted for this acquisition using the purchase method of accounting in accordance with SFAS 141, “Business Combinations.” The purchase price was determined based on an arm's length negotiation and no finder's fees or commissions were paid in connection with this acquisition.

The following represents the allocation of the purchase price to the net assets acquired based on their respective fair values.  The accompanying consolidated financial statements include the acquisition of Hongrui, effective February 5, 2009. The following represents the allocation of the purchase price to the net assets acquired based on their respective fair values.

Inventory	$147,250
Plant and equipments	3,223,808
Intangible assets	7,810,974
Total assets acquired	11,182,032
Net assets acquired	11,182,032
Total consideration	$11,182,032

The following pro forma consolidated results of operations for the years ended June 30, 2009 and 2008, as if the acquisition of Hongrui had been completed as of the beginning of each year presented.  The pro forma information gives effect to actual operating results prior to the acquisition.  The pro forma amounts does not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the years presented and is not intended to be a projection of future results:

	Year Ended June 30, 2009	Year Ended June 30, 2008 (Restated)
Net Revenues	$124,729,372	$115,573,456
Income from Operations	50,265,379	34,244,471
Net Income	29,234,644	23,848,737
Net Income (loss) Per Shares
Basic	2.80	$2.43
Diluted	$0.11	$(0.97)
Weighted Average number of shares outstanding
Basic	10,424,592	9,807,778
Diluted	14,848,096	10,544,079

Note 4 - Earnings per share

The Company reports earnings per share in accordance with the provisions of SFAS No. 128 (“SFAS 128”), “Earnings Per Share.” SFAS 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

All share and per share amounts used in the Company’s financial statements and notes thereto have been retroactively restated to reflect the 40-to-1 reverse stock split, which occurred on September 4, 2008.

The following is a reconciliation of the basic and diluted earnings per share computations for the years ended June 30, 2009, 2008, and 2007:

Basic earning per share

	2009	2008	2007
For the years ended June 30, 2009, 2008 and 2007
Net income for basic earnings per share	$28,880,264	$22,451,060	$22,053,056

Weighted average shares used in basic computation	10,061,326	9,164,127	7,494,740

Earnings per share – Basic	$2.87	$2.45	$2.94

Diluted earnings (loss) per share
	2009	2008	2007
For the years ended June 30, 2009, 2008 and 2007
Net income for basic earnings per share	$28,880,264	$22,451,060	$22,053,056
Add: interest expense	2,124,340	345,833	-
Add: financing cost amortization	680,276	123,963
Add: note discount amortization	4,004,868	2,500,043
Subtract: unamortized financing cost at beginning of the period	(1,916,944)	(2,040,907)	-
Subtract: unamortized debt discount at beginning of the period	(32,499,957)	(35,000,000)	-
Net income (loss) for diluted earnings per share	1,274,847	(11,620,008)	22,053,056
Weighted average shares used in basic computation	10,061,326	9,164,127	7,494,740
Diluted effect of stock options	48,504	-	-
Diluted effect of warrants	-	-	-
Diluted effect of convertible notes	4,375,000	736,301	-
Weighted average shares used in diluted computation	14,484,830	9,900,428	7,494,740

Earnings (loss) per share:
Basic	$2.87	$2.45	$2.94
Diluted	$0.09	$(1.17)	$2.94

For the year ended June 30, 2009, 2,315,000 warrants at an average exercise price of $9.59 and 7,500 options at an average exercise price of $17.93 were not included in the diluted earnings per share calculation due to the anti-diluted effect.

For the year ended June 30, 2008,  2,349,087 warrants at an average exercise price of $9.60 and 140,900 options at an average exercise price of $4.93 were not included in the diluted earnings per share calculation due to the anti-diluted effect.

For the year ended June 30, 2007, all options and warrants were excluded in the diluted earnings per share calculation due to the anti-diluted effect.

Form 10Q for the period ended March 31, 2009

JIANGBO PHARMACEUTICALS, INC. AND SUBSIDIARIES
(FORMERLY GENESIS PHARMACEUTICALS ENTERPRISES, INC.)
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	March 31,		March 31,
	2009	2008	2009	2008
	RESTATED	RESTATED	RESTATED	RESTATED
REVENUES:
Sales	$25,725,837	$26,231,191	$85,991,330	$66,648,051
Sales- related parties	-	1,869,092	243,943	4,611,849
TOTAL REVENUE	25,725,837	28,100,283	86,235,273	71,259,900

Cost of sales	6,853,810	5,896,113	19,705,020	16,626,461
Cost of sales -related parties	-	441,709	54,500	1,117,918
COST OF SALES	6,853,810	6,337,822	19,759,520	17,744,379

GROSS PROFIT	18,872,027	21,762,461	66,475,753	53,515,521

RESEARCH AND DEVELOPMENT EXPENSE	1,098,675	967,930	3,295,125	2,170,240

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,477,356	12,136,164	31,111,752	29,269,330

INCOME FROM OPERATIONS	13,295,996	8,658,367	32,068,876	22,075,951

OTHER (INCOME) EXPENSE:
Other (income) expense, net	(281,570)	1,244,892	1,062,959	1,217,385
Other (income)-related parties	(76,552)	(27,415)	(313,276)	(80,851)
Non-operating (income) expense	150,466	(529)	(471)	(232)
Interest expense, net	1,241,843	526,509	4,143,968	925,993
Loss from discontinued operations	103,008	228,812	1,693,830	341,743
OTHER EXPENSE , NET	1,137,195	1,972,269	6,587,010	2,404,038

INCOME BEFORE PROVISION FOR INCOME TAXES	12,158,801	6,686,098	25,481,866	19,671,913

PROVISION FOR INCOME TAXES	3,302,953	2,211,265	8,093,320	6,808,625

NET INCOME	$8,855,848	$4,474,833	$17,388,546	$12,863,288

OTHER COMPREHENSIVE INCOME:
Unrealized holding (loss) gain	$(200,025)	$(270,351)	$(2,147,642)	$1,347,852
Foreign currency translation adjustment	(201,173)	1,960,948	378,284	3,428,779

COMPREHENSIVE INCOME	$8,454,650	$6,165,430	$15,619,188	$17,639,919

BASIC WEIGHTED AVERAGE NUMBER OF SHARES	10,277,762	9,740,129	9,937,189	6,507,435

BASIC EARNINGS PER SHARE	$0.86	$0.46	$1.75	$1.98

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	14,632,762	10,240,128	14,292,189	6,854,031

DILUTED EARNINGS (LOSS) PER SHARE	$(1.49)	$(0.01)	$(0.86)	$1.18

Note 2 - Summary of significant accounting policies

Restatement

The Company previously excluded the dilutive effect of its May 2008 convertible debentures from the diluted earnings per share calculation for the periods ended March 31, 2009 and the dilutive effect of its November 2007 convertible debentures was excluded from the diluted earnings per share calculation for the three months ended March 31, 2008. The Company has revised its accounting to include the dilutive effect of the November 2007 and May 2008 convertible debentures in its diluted earnings per share calculation. The interest expense and amortization expenses on the financing costs and note discounts were added back and all the unamortized financing costs and debt discounts at beginning of the periods were subtracted from the March 31, 2009 and 2008 diluted earnings per shares calculation.

The restatement had no effect on the Company’s consolidated balance sheet, consolidated statement of cash flow, and consolidated statements of shareholders’ equity as of and for the periods ended March 31, 2009 and 2008. The Company’s consolidated statement of income and other comprehensive income for the periods ended March 31, 2009 and 2008 have been restated as follows:

Diluted loss per share
	Original	Increase (Decrease)	Restated
For the three months ended March 31,2009:
Net income for basic earnings per share	$8,855,848	$—	$8,855,848
Add: interest expense	75,000	447,600	522,600
Add: financing cost amortization	29,534	140,542	170,076
Add: note discount amortization	219,362	813,929	1,033,291
Subtract: unamortized financing cost at beginning of the period	(218,223)	(1,358,570)	(1,576,793)
Subtract: unamortized debt discount at beginning of the period	(4,134,724)	(26,718,998)	(30,853,722)
Net income (loss) for diluted earnings per share	4,826,797	(26,675,497)	(21,848,700)
Weighted average shares used in basic computation	10,277,762	-	10,277,762
Diluted effect of stock options and warrants	4,481	(4,481)	-
Diluted effect of convertible notes	625,000	3,730,000	4,355,000
Weighted average shares used in diluted computation	10,907,243	3,725,519	14,632,762

Earnings (loss) per share:
Basic	$0.86	$-	$0.86
Diluted	$0.44	$(1.93)	$(1.49)

	Original	Increase (Decrease)	Restated
For the three months ended March 31,2008:
Net income for basic earnings per share	$4,474,833	$-	$4,474,833
Add: interest expense	-	75,000	75,000
Add: financing cost amortization	-	29,534	29,534
Add: note discount amortization	-	416,667	416,667
Subtract: unamortized financing cost at beginning of the period	-	(336,359)	(336,359)
Subtract: unamortized debt discount at beginning of the period	-	(4,745,370)	(4,745,370)
Net income (loss) for diluted earnings per share	4,474,833	(4,560,528)	(85,695)
Weighted average shares used in basic computation	9,740,128	-	9,740,128
Diluted effect of stock options and warrants	-	-	-
Diluted effect of convertible notes	-	500,000	500,000
Weighted average shares used in diluted computation	9,740,128	500,000	10,240,128

Earnings (loss) per share:
Basic	$0.46	$-	$0.46
Diluted	$0.46	$(0.47)	$(0.01)

Diluted earnings (loss) per share
	Original	Increase (Decrease)	Restated
For the nine months ended March 31,2009:
Net income for basic earnings per share	$17,388,546	$—	$17,388,546
Add: interest expense	225,000	1,370,932	1,595,932
Add: financing cost amortization	88,602	421,625	510,227
Add: note discount amortization	539,279	2,140,247	2,679,526
Subtract: unamortized financing cost at beginning of the period	(277,291)	(1,639,652)	(1,916,943)
Subtract: unamortized debt discount at beginning of the period	(4,454,641)	(28,045,316)	(32,499,957)

Net income (loss) for diluted earnings per share	13,509,495	(25,752,164)	(12,242,669)
Weighted average shares used in basic computation	9,937,189	-	9,937,189
Diluted effect of stock options and warrants	37,429	(37,429)	-
Diluted effect of convertible notes	625,000	3,730,000	4,355,000
Weighted average shares used in diluted computation	10,599,618	3,692,571	14,292,189

Earnings (loss) per share:
Basic	$1.75	$-	$1.75
Diluted	$1.27	$(2.13)	$(0.86)

	Original	Increase (Decrease)	Restated
For the nine months ended March 31,2008:
Net income for basic earnings per share	$12,863,288	$-	$12,863,288
Add: interest expense	100,000	-	100,000
Add: financing cost amortization	47,583	-	47,583
Add: note discount amortization	434,006	-	434,006
Subtract: unamortized financing cost at beginning of the period	(354,408)	-	(354,408)
Subtract: unamortized debt discount at beginning of the period	(5,000,000)	-	(5,000,000)
Net income for diluted earnings per share	8,090,469	-	8,090,469
Weighted average shares used in basic computation	6,507,434	-	6,507,434
Diluted effect of stock options and warrants	74,357	-	74,357
Diluted effect of convertible notes	500,000	(227,778)	272,222
Weighted average shares used in diluted computation	7,081,791	(227,778)	6,854,013

Earnings per share:
Basic	$1.98	$-	$1.98
Diluted	$1.14	$0.04	$1.18

Note 3 - Acquisition

On January 23, 2009, Laiyang Jiangbo entered into an asset acquisition agreement (the “Agreement”) with Shandong Traditional Chinese Medicine College (the “Medicine College”) and Shandong Hongrui Pharmaceutical Factory (“Shandong Hongrui” or “Hongrui”), a wholly-owned subsidiary of Medicine College,  pursuant to  which Laiyang Jiangbo purchased the majority of the assets owned by Hongrui, including all tangible assets, all manufacturing and office buildings, land, equipment and inventories and all rights to manufacture and distribute Hongrui’s 22 Traditional Chinese Medicines (“TCMs”), for an original contract purchase price of approximately $12 million consisted of approximately $9.6 million in cash and 643,651 shares of Jiangbo’s common stock. The $4.035 fair value of each common share was based on the weighted average trading price of the common stock of 5 days prior to the execution of the Agreement and amounted to $2,597,132. On February 10, 2009, the Agreement was amended to revise the total purchase price to approximately $11 million consisting of approximately $8.6 million in cash. However, the Company is still obligated to issue 643,651 shares of Jiangbo’s common stock to Medicine College within one year of the date of the execution of the Agreement. As of March 31, 2009, Laiyang Jiangbo paid approximately $8.6 million in cash in full. The 643,651 shares of Jiangbo’s common stock issuable to Medicine College in connection with the acquisition of Hongrui have been included in the accompanying consolidated balance sheet as outstanding shares.

The Company accounted for this acquisition using the purchase method of accounting in accordance with SFAS 141, “ Business Combinations .” The purchase price was determined based on an arm's length negotiation and no finder's fees or commissions were paid in connection with this acquisition.

The following represents the allocation of the purchase price to the net assets acquired based on their respective fair values.  The accompanying consolidated financial statements include the acquisition of Hongrui, effective February 5, 2009, under the purchase method of accounting in accordance with SFAS 141.  The following represents the allocation of the purchase price to the net assets acquired based on their respective fair values.

Inventory	$147,250
Plant and equipments	3,223,808
Intangible assets	7,810,974
Total assets acquired	11,182,032
Net assets acquired	11,182,032
Total consideration paid	$11,182,032

The following unaudited pro forma consolidated results of operations for the nine months ended March 31, 2009 and 2008, as if the acquisition of Hongrui had been completed as of the beginning of each period presented.  The pro forma information gives effect to actual operating results prior to the acquisition.  The pro forma amounts does not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented and is not intended to be a projection of future results:

	Nine Months Ended March 31, 2009	Nine Months Ended March 31, 2008
	RESTATED	RESTATED
Net Revenues	$93,574,164	$83,101,150
Income from Operations	32,412,705	23,578,314
Net Income	17,742,804	13,895,939
Net Income (loss) Per Shares
Basic	$1.70	$1.94
Diluted	$(0.80)	$1.22
Weighted Average number of shares outstanding
Basic	10,421,103	7,151,086
Diluted	14,776,103	7,497,664

Note 4 – Earnings(loss) per share

The Company reports earnings per share in accordance with the provisions of SFAS 128, “Earnings Per Share.” SFAS 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

All share and per share amounts used in the Company’s consolidated financial statements and notes thereto have been retroactively restated to reflect the 40-to-1 reverse stock split, which occurred on September 4, 2008.

The following is a reconciliation of the basic and diluted earnings per share computations for the three months ended March 31, 2009 and 2008:

Basic earning per share

	2009	2008
For the three months ended March 31, 2009 and 2008
Net income for basic earnings per share	$8,855,848	$4,474,833

Weighted average shares used in basic computation	10,277,762	9,740,129

Earnings per share-Basic	$0.86	$0.46

Diluted earning (loss) per share
	2009	2008
For the three months ended March 31, 2009 and 2008
Net income for basic earnings per share	$8,855,848	$4,474,833
Add: Interest expense	522,600	75,000
Add: financing cost amortization	170,076	29,534
Add: note discount amortization	1,033,291	416,667
Subtract: unamortized financing cost at beginning of the period	(1,576,793)	(336,359)
Subtract: unamortized debt discount at beginning of the period	(30,853,722)	(4,745,370)
Net income (loss) for diluted EPS	(21,848,700)	(85,695)

Weighted average shares used in basic computation	10,277,762	9,740,128
Diluted effect of convertible debts	4,355,000	500,000
Weighted average shares used in diluted computation	14,632,762	10,240,128

Loss per share-Diluted	$(1.49)	(0.01)

The following is a reconciliation of the basic and diluted earnings per share computations for the nine months ended March 31, 2009 and 2008:

Basic earning per share

	2009	2008
For the nine months ended March 31, 2009 and 2008
Net income for basic earnings per share	$17,388,546	$12,863,288

Weighted average shares used in basic computation	9,937,189	6,507,434

Earnings per share – Basic	$1.75	$1.98

Diluted earnings (loss) per share

	2009	2008
For the nine months ended March 31, 2009 and 2008
Net income for basic earnings per share	$17,388,546	$12,863,288
Add: Interest expense	1,595,932	100,000
Add: financing cost amortization	510,227	47,583
Add: note discount amortization	2,679,526	434,006
Subtract: unamortized financing cost at beginning of the period	(1,916,943)	(354,408)
Subtract: unamortized debt discount at beginning of the period	(32,499,957)	(5,000,000)
Net income (loss) for diluted EPS	(12,242,669)	8,090,469

Weighted average shares used in basic computation	9,937,189	6,507,434
Diluted effect of stock options and warrants	-	74,357
Diluted effect of convertible notes	4,355,000	272,222
Weighted average shares used in diluted computation	14,292,189	6,854,013

Earnings (loss) per share-Diluted	$(0.86)	$1.18

For the three months and nine months ended March 31, 2009, 140,900 stock options and 2,275,000 warrants with an average exercise price of $4.93 and $9.65, respectively, were not included in diluted per share calculation because of the anti-dilutive effect. For the three months ended March 31, 2008, 133,400 and 324,085 stock options and warrants with an average exercise price of $4.2 and $12.16, respectively, were not included in the diluted per share calculation because of the anti-dilutive effect. For the nine months ended March 31, 2008, 324,085 warrants at an exercise price of $12.15 were not included in the diluted earnings per share calculation because of the anti-dilutive effect.

Form 10Q for the period ended September 30, 2009

JIANGBO PHARMACEUTICALS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS GENESIS PHARMACEUTICAL ENTERPRISES, INC.)
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
 (UNAUDITED)

	2009	2008
	RESTATED	EESTATED
REVENUES:
Sales	$24,384,054	$27,320,750
Sales - related parties	-	243,843
Total revenues	24,384,054	27,564,593

COST OF SALES
Cost of sales	6,260,399	5,713,059
Cost of sales - related parties	-	54,478
Total cost of sales	6,260,399	5,767,537

GROSS PROFIT	18,123,655	21,797,056

RESEARCH AND DEVELOPMENT EXPENSE	1,099,575	1,097,925

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,341,806	13,351,975

INCOME FROM OPERATIONS	12,682,274	7,347,156

OTHER (INCOME) EXPENSE:
Change in fair value of derivative liabilities	4,821,093	-
Other (income) expense, net	-	914,970
Other income - related parties	(80,636)	(143,950)
Non-operating (income) expense	(152,414)	74,621
Interest expense, net	2,757,178	1,352,794
Loss from discontinued operations	77,208	45,216
Total other expense, net	7,422,429	2,243,651

INCOME BEFORE PROVISION FOR INCOME TAXES	5,259,845	5,103,505

PROVISION FOR INCOME TAXES	3,287,791	1,970,021

NET INCOME	1,972,054	3,133,484

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	152,180	330,641
Unrealized holding gain (loss)	23,544	(1,562,967)

COMPREHENSIVE INCOME	$2,147,778	$1,901,158

BASIC WEIGHTED AVERAGE NUMBER OF SHARES	10,502,527	9,769,329

BASIC EARNINGS PER SHARE	$0.19	$0.32

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	14,795,027	14,144,329

DILUTED LOSS PER SHARE	$(1.72)	$(2.11)

Note 2 - Summary of significant accounting policies

Restatement

The Company previously excluded the dilutive effect of its November 2007 and May 2008 convertible debentures from the diluted earnings per share calculation for the periods ended September 30, 2009 and 2008. The Company has revised its accounting to include the dilutive effect of November 2007 and May 2008 convertible debentures in its diluted earnings per share calculation. The interest expense and amortization expenses on the financing costs and note discounts were added back and all the unamortized financing costs and debt discounts at beginning of the periods were subtracted from the September 30, 2009 and 2008 diluted earnings per shares calculation.

The restatement had no effect on the Company’s consolidated balance sheet, consolidated statement of cash flow, and consolidated statements of shareholders’ equity as of and for the periods September 30, 2009 and 2008. The Company’s consolidated statement of income and other comprehensive income for the periods ended September 30, 2009 and 2008 have been restated as follows:

Diluted loss per share
	Original	Increase (Decrease)	Restated
For the three months ended September 30,2009:
Net income for basic earnings per share	$1,972,054	$-	$1,972,054
Add: interest expense	-	515,546	515,546
Add: financing cost amortization	-	167,595	167,595
Add: note discount amortization	-	1,664,835	1,664,835
Subtract: unamortized financing cost at beginning of the period	-	(1,236,669)	(1,236,669)
Subtract: unamortized debt discount at beginning of the period	-	(28,493,090)	(28,493,090)
Net loss for diluted earnings per share	1,972,054	(27,381,783)	(25,409,729)
Weighted average shares used in basic computation	10,502,527	-	10,502,527
Diluted effect of stock options and warrants	383,008	(383,008)	-
Diluted effect of convertible notes	-	4,292,500	4,292,500
Weighted average shares used in diluted computation	10,885,535	3,909,492	14,795,027

Loss per share:
Basic	$0.19	$-	$0.19
Diluted	$0.18	$(1.90)	$(1.72)

	Original	Increase (Decrease)	Restated
For the three months ended September 30,2008:
Net income for basic earnings per share	$3,133,484	$-	$3,133,484
Add: interest expense	-	536,666	536,666
Add: financing cost amortization	-	170,076	170,076
Add: note discount amortization	-	662,551	662,551
Subtract: unamortized financing cost at beginning of the period	-	(1,916,944)	(1,916,944)
Subtract: unamortized debt discount at beginning of the period	-	(32,499,957)	(32,499,957)
Net income (loss) for diluted earnings per share	3,133,484	(33,047,608)	(29,914,124)
Weighted average shares used in basic computation	9,769,329	-	9,769,329
Diluted effect of stock options and warrants	92,342	(92,342)	-
Diluted effect of convertible notes	-	4,375,000	4,375,000
Weighted average shares used in diluted computation	9,861,671	4,282,658	14,144,329

Earnings (loss) per share:
Basic	$0.32	$-	$0.32
Diluted	$0.32	$(2.43)	$(2.11)

Note 3 - Earnings per share

The FASB’s accounting standard for earnings per share requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

All shares and per share amounts used in the Company’s financial statements and notes thereto have been retroactively restated to reflect the 40-to-1 reverse stock split, which occurred on September 4, 2008.

The following is a reconciliation of the basic and diluted earnings per share computations for the three months ended September 30, 2009 and 2008:

	2009	2008

Net income for basic and diluted earnings per share	$1,972,054	$3,133,484

Weighted average shares used in basic computation	10,502,527	9,769,329
Earnings per share:
Basic	$0.19	$0.32

Diluted loss per share

	2009	2008
For the three months ended September 30, 2009 and 2008
Net income for basic earnings per share	$1,972,054	$3,133,484
Add: interest expense	515,546	536,666
Add: financing cost amortization	167,595	170,076
Add: note discount amortization	1,664,835	662,551
Subtract: unamortized financing cost at beginning of the period	(1,236,669)	(1,916,944)
Subtract: unamortized debt discount at beginning of the period	(28,493,090)	(32,499,957)
Net loss for diluted loss per share	(25,409,729)	(29,914,124)

Weighted average shares used in basic computation	10,502,527	9,769,329
Diluted effect of convertible notes	4,292,500	4,375,000
Weighted average shares used in diluted computation	14,795,027	14,144,329

Loss per share-Diluted	$(1.72)	$(2.11)

For the three months ended September 30, 2009, 140,900 vested stock options with an average exercise price of $4.93 and 2,315,000 warrants with an average exercise price of $9.65 were not included in the diluted earnings per share calculation because of the anti-dilutive effect. For the three months ended September 30, 2008, 140,900 vested stock options and 2,349,085 warrants with an average exercise price of $4.93 and $9.60, respectively, were not included in the diluted earnings per share calculation because of the anti-dilutive effect.

Form 10 Q for the period ended December 31, 2009

JIANGBO PHARMACEUTICALS, INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS GENESIS PHARMACEUTICAL ENTERPRISES, INC.)
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2009 AND 2008
(UNAUDITED)

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
	RESTATED	RESTATED	RESTATED	RESTATED
REVENUES:
Sales	$18,179,942	$32,944,809	$42,563,996	$60,265,493
Sales – related parties	-	-	-	243,909
Total revenues	18,179,942	32,944,809	42,563,996	60,509,402

COST OF SALES
Cost of sales	4,667,049	7,138,166	10,927,448	12,851,210
Cost of sales - related parties	-	-	-	54,493
Total cost of sales	4,667,049	7,138,166	10,927,448	12,905,703

GROSS PROFIT	13,512,893	25,806,643	31,636,548	47,603,699

RESEARCH AND DEVELOPMENT EXPENSE	1,106,385	1,098,525	2,205,960	2,196,450

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,259,213	13,282,421	9,601,019	26,634,396

INCOME FROM OPERATIONS	7,147,295	11,425,697	19,829,569	18,772,853

OTHER (INCOME) EXPENSE:
Change in fair value of derivative liabilities	(6,687,085)	-	(1,865,992)	-
Other income - related parties	(80,668)	(92,774)	(161,304)	(236,724)
Non-operating (income) expense, net	366,685	204,001	214,271	1,193,592
Interest expense, net	6,162,640	1,549,331	8,919,818	2,902,125
Loss from discontinued operations	87,561	1,545,607	164,769	1,590,823
Total other (income) expense, net	(150,867)	3,206,165	7,271,562	5,449,816

INCOME BEFORE PROVISION FOR INCOME TAXES	7,298,162	8,219,532	12,558,007	13,323,037

PROVISION FOR INCOME TAXES	1,970,021	2,820,346	5,078,191	4,790,367

NET INCOME	5,328,141	5,399,186	7,479,816	8,532,670

OTHER COMPREHENSIVE INCOME:
Unrealized holding gain (loss)	32,827	(384,650)	56,371	(1,947,617)
Foreign currency translation adjustment	44,704	248,823	196,884	579,464

COMPREHENSIVE INCOME	$5,405,672	$5,263,359	$7,733,071	$7,164,517

BASIC WEIGHTED AVERAGE NUMBER OF SHARES	10,983,405	9,771,883	10,744,648	9,770,615

BASIC EARNINGS PER SHARE	$0.49	$0.55	$0.70	$0.87

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES	14,688,405	14,126,883	14,449,648	14,125,615

DILUTED LOSS PER SHARE	$(1.23)	$(1.88)	$(1.23)	$(1.62)

Restatement

The Company previously included the dilutive effect of its options and warrants in the diluted earnings per share calculation for the periods ended December 31, 2009 and 2008. The Company has revised its accounting to exclude the dilutive effect of the options and warrants from its diluted earnings per share calculation as the options and warrants have anti-dilutive effect. Additionally, the Company also revised the interest expense and amortization expenses related to financing costs and note discount add-back amounts to exclude interest expenses and amortization expenses associated with the converted debentures during the period.

The restatement had no effect on the Company’s consolidated balance sheet, consolidated statement of cash flow, and consolidated statements of shareholders’ equity as of and for the period December 31, 2009 and 2008. The Company’s consolidated statement of income and other comprehensive income for the period ended December 31, 2009 and 2008 have been restated as follows:

Diluted loss per share
	Original	Increase (Decrease)	Restated
For the three months ended December 31,2009:
Net income for basic earnings per share	$5,328,141	$—	$5,328,141
Add: interest expense	469,885	(23,096)	446,789
Add: financing cost amortization	284,969	(141,851)	143,118
Add: note discount amortization	5,466,965	(3,559,512)	1,907,453
Subtract: unamortized financing cost at beginning of the period	(1,048,883)	-	(1,048,883)
Subtract: unamortized debt discount at beginning of the period	(26,412,220)	-	(26,412,220)
Net loss for diluted earnings per share	(15,911,143)	(3,724,459)	(19,635,602)
Weighted average shares used in basic computation	10,983,405	-	10,983,405
Diluted effect of stock options and warrants	376,896	(376,896)	-
Diluted effect of convertible notes	3,705,000	-	3,705,000
Weighted average shares used in diluted computation	15,065,301	(376,896)	14,688,405

Income (Loss) per share:
Basic	$0.49	$-	$0.49
Diluted	$(1.06)	$(0.27)	$(1.33)

	Original	Increase (Decrease)	Restated
For the three months ended December 31,2008:
Net income for basic earnings per share	$5,399,186	$-	$5,399,186
Add: interest expense	536,666	-	536,666
Add: financing cost amortization	170,076	-	170,076
Add: note discount amortization	983,684	-	983,684
Subtract: unamortized financing cost at beginning of the period	(1,746,868)	-	(1,746,868)
Subtract: unamortized debt discount at beginning of the period	(31,837,406)	-	(31,837,406)

Net loss for diluted earnings per share	(26,494,662)	-	(26,494,662)
Weighted average shares used in basic computation	9,771,883	-	9,771,883
Diluted effect of stock options and warrants	21,434	(21,434)	-
Diluted effect of convertible notes	4,355,000	-	4,355,000
Weighted average shares used in diluted computation	14,148,317	(21,434)	14,126,883

Earnings (loss) per share:
Basic	$0.55	$-	$0.55
Diluted	$(1.87)	$(0.01)	$(1.88)

Diluted loss per share
	Original	Increase (Decrease)	Restated
For the six months ended December 31,2009:
Net income for basic earnings per share	$7,479,816	$-	$7,479,816
Add: interest expense	990,715	(99,271)	891,444
Add: financing cost amortization	472,755	(208,963)	263,792
Add: note discount amortization	7,547,835	(4,175,669)	3,372,166
Subtract: unamortized financing cost at beginning of the period	(1,236,669)	-	(1,236,669)
Subtract: unamortized debt discount at beginning of the period	(28,493,090)	-	(28,493,090)
Net loss for diluted earnings per share	(13,238,638)	(4,483,903)	(17,722,541)
Weighted average shares used in basic computation	10,744,648	-	10,744,648
Diluted effect of stock options and warrants	379,957	(379,957)	-
Diluted effect of convertible notes	3,705,000	-	3,705,000
Weighted average shares used in diluted computation	14,829,605	(379,957)	14,449,648

Earnings (loss) per share:
Basic	$0.70	$-	$0.70
Diluted	$(0.89)	$(0.34)	$(1.23)

	Original	Increase (Decrease)	Restated
For the six months ended December 31,2008:
Net income for basic earnings per share	$8,532,670	$-	$8,532,670
Add: interest expense	1,073,332	-	1,073,332
Add: financing cost amortization	340,151	-	340,151
Add: note discount amortization	1,643,236	2,999	1,646,235
Subtract: unamortized financing cost at beginning of the period	(1,916,944)	-	(1,916,944)
Subtract: unamortized debt discount at beginning of the period	(32,499,957)	-	(32,499,957)
Net loss for diluted earnings per share	(22,827,513)	-	(22,824,513)
Weighted average shares used in basic computation	9,770,615	-	9,770,615
Diluted effect of stock options and warrants	47,848	(47,848)	-
Diluted effect of convertible notes	4,355,000		4,355,000
Weighted average shares used in diluted computation	14,173,463	(47,848)	14,125,615

Earnings (loss) per share:
Basic	$0.87	$-	$0.87
Diluted	$(1.61)	$(0.01)	$(1.62)

Note 3 - Earnings per share

The FASB’s accounting standard for earnings per share requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

All shares and per share amounts used in the Company’s financial statements and notes thereto have been retroactively restated to reflect the 40-to-1 reverse stock split, which occurred on September 4, 2008.

The following is a reconciliation of the basic and diluted earnings per share computations for the three months ended December 31, 2009 and 2008:

Basic earnings per share
	2009	2008

Net income for basic and diluted earnings per share	$5,328,141	$5,399,186

Weighted average shares used in basic computation	10,983,405	9,771,883
Earnings per share:
Basic	$0.49	$0.55

Diluted loss per share
	2009	2008

Net income for basic earnings per share	$5,328,141	$5,399,186
Add: Interest expense	446,789	536,666
Add: financing cost amortization	143,118	170,075
Add: note discount amortization	1,907,453	983,685
Subtract: unamortized financing cost at beginning of the period	(1,048,883)	(1,746,868)
Subtract: unamortized debt discount at beginning of the period	(26,412,220)	(31,837,406)
Net loss for diluted loss per share	(19,635,602)	(26,494,662)

Weighted average shares used in basic computation	10,983,405	9,771,883
Diluted effect of $25,600,000 convertible notes	3,705,000	4,355,000
Weighted average shares used in diluted computation	14,688,405	14,126,883

Loss per share-Diluted	$(1.33)	$(1.88)

The following is a reconciliation of the basic and diluted earnings per share computations for the six months ended December 31, 2009 and 2008:

Basic earnings per share

	2009	2008

Net income for basic earnings per share	$7,479,816	$8,532,670

Weighted average shares used in basic computation	10,744,648	9,770,615

Earnings per share – Basic	$0.70	$0.87

Diluted earnings (loss) per share

	2009	2008

Net income for basic earnings per share	$7,479,816	$8,532,670
Add: Interest expense	891,444	1,073,332
Add: financing cost amortization	263,792	340,151
Add: note discount amortization	3,372,166	1,646,236
Subtract: unamortized financing cost at beginning of the period	(1,236,669)	(1,916,944)
Subtract: unamortized debt discount at beginning of the period	(28,493,090)	(32,499,957)

Net loss for diluted EPS	(17,722,541)	(22,824,512)

Weighted average shares used in basic computation	10,744,648	9,770,615
Diluted effect of convertible notes	3,705,000	4,355,000
Weighted average shares used in diluted computation	14,449,648	14,125,615

Loss per share-Diluted	$(1.23)	$(1.62)

For the three and six months ended December 31, 2009, 140,900 vested stock options with an average exercise price of $4.93 and 2,315,000 warrants with an average exercise price of $9.59 were not included in the diluted earnings per share calculation because of the anti-dilutive effect. For the three months and six months ended December 31, 2008, 140,900 stock options and 2,349,085 warrants with an average exercise price of $4.93 and $9.60, respectively, were not included in the diluted earnings per share calculation because of the anti-dilutive effect.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing, please contact Elsa Sung, our Chief Financial Officer, by telephone at (954) 903-9378.

Sincerely,

/s/ Elsa Sung
Elsa Sung
Chief Financial Officer